Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Board Of Directors’ Meeting held March 26, 2010

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (03/2010)

Date, Time and Location:
March 26th, 2010, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, who undersigned these minutes, including attendance via telephone.

Discussed and approved matters:

The Members of the Board were informed about and agreed on the hiring of a loan with Banco do Brasil by the wholly-owned subsidiary of the Company, Ipiranga Produtos de Petróleo S.A., that will replace other loans, in the total amount of R$ 500,000,000.00 (five hundred million Reais), with a three-year term, interest rate equivalent to 98.5% of CDI, and a single payment at the maturity date.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on March 26, 2010)

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice Chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Nildemar Secches – Board Member

Luiz Carlos Teixeira – Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes)